PETROTEQ ENERGY INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders (the "Shareholders") of Petroteq Energy Inc. (the "Corporation") will be held at the Corporation's offices at 15315 W Magnolia Blvd., Suite 120, Sherman Oaks, California 91403, on Thursday, the 21st day of July, 2022, at the hour of 11:00 a.m. (PT) for the following purposes:

1. to receive the financial statements of the Corporation for the years ended August 31, 2021 and 2020, and the auditors' report thereon, the audited financial statements of the Corporation for the years ended August 31, 2020 and 2019, and the auditors' report thereon, and the financial statements of the Corporation for the three and six months ended February 28, 2022 and 2021;

2. to elect directors for the ensuing year;

3. to appoint auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration;

4. to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the text of which is disclosed in Section 10(iv) of the Information Circular) approving the 2022 Equity Incentive Plan (as such term is defined in the Information Circular), as more particularly described in the Information Circular;

5. to consider, and if thought appropriate, to pass, with or without variation, a special resolution (the text of which is disclosed in Section 10(v) of the Information Circular) approving the Consolidation (as such term is defined in the Information Circular), as more particularly described in the Information Circular; and

6. to transact such further or other business as may properly come before the said meeting or any adjournment or adjournments thereof.

A copy of the above noted financial statements of the Corporation, and the auditors' reports thereon, and accompanying management discussion and analysis, will be available for review at the Meeting and are available to the public on the SEDAR website at www.sedar.com.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is May 18, 2022 (the "Record Date"). Shareholders of the Corporation whose names have been entered on the register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Investor Services Inc., 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, facsimile: (416) 263-9524, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

This year, as described in the notice and access notification mailed to shareholders of the Corporation, the Corporation will deliver this Notice of Meeting and the accompanied Information Circular (collectively, the "Meeting Materials") to shareholders by posting the Meeting Materials online under the Corporation's profile at www.sedar.com and at https://petroteq.energy/2022agm, where they will remain for at least one full year thereafter. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also significantly reduce the Corporation's printing and mailing costs.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

DATED this 3rd day of June, 2022.

BY ORDER OF THE BOARD

(signed) "Vladimir Podlipskiy"

Interim Chief Executive Officer and Chief Technology Officer